[]	News Release
TSX:RMX | NYSE Amex:RBY September 14, 2009

Rubicon Hits Significant New High-Grade Gold in Drilling Southwest of F2 Gold Zone, Red Lake, Ontario
- 0.40 oz/ton gold over 147.3 feet, including 0.83 oz/ton gold over 59.0 feet -
- includes very high  grade sections of 3.25 oz/ton gold over 6.6 feet and 3.82 oz/ton gold over 4.9 feet -

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to provide an update of its drilling at its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario.

Drill hole 122-10, collared underground from the 122-metre level, has returned a significant interval of 0.40 oz/ton gold over 147.3 feet (13.7 g/t gold over 44.9 metres) including a higher grade section of 0.83 oz/ton gold over 59.0 feet (28.4 g/t gold over 18.0 metres) at a vertical depth of 2208 feet (673 metres) (see Table 1 and Figures 1 and 2, below). These intervals include bonanza grade sections of 3.25 oz/ton gold over 6.6 feet (111.5 g/t gold over 2.0 metres) and 3.82 oz/ton gold over 4.9 feet (130.9 g/t gold over 1.5 metres). Visible gold mineralization occurs in quartz veins, stockworks, breccias and in altered host rocks that closely resemble the best mineralized sections previously documented within the core of the F2 Zone located approximately 200 metres to the northeast (Figures 1 and 2).

“This impressive intercept opens up a new and large target area southwest of the F2 Zone and is one of our best holes drilled to date. Our current 9X drill program has been very successful to date in showing that the F2 system is growing and is displaying all of the key geological components documented in the core of the F2 Zone.” said David Adamson, President and CEO.

Five drill rigs are currently in operation on the project, three on surface and two from underground on the 122-metre level. Prior to this program, the company had drilled approximately 65,000 metres on the high-grade F2 Zone since its discovery in March, 2008 (see numerous releases from March 12, 2008 onwards and www.rubiconminerals.com for further details). On March 30, 2009, Rubicon announced an 80,000-metre drill program designed to expand the known extent of the F2 Zone gold system. This planned drill program is testing a 1200-metre by 1600-metre target area, and is referred to as the ‘9X drill plan’ as outlined in Figures 1 and 2.

Table 1: Assay Results

Hole	Depth to centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
F2-74	no significant assays
F2-75	no significant assays
122-7B	555	10.3	1.0	0.30	3.3
122-10	673	13.7	44.9	0.40	147.3
incl.	668	28.4	18.0	0.83	59.0
Or	661	111.5	2.0	3.25	6.6
Or	668	14.2	3.0	0.42	9.8
Or	674	130.9	1.5	3.82	4.9

Holes with the prefix ‘122’ were drilled from underground, all other holes are drilled from surface.

Assays are uncut. Results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold. Anomalous means at least one intercept >2.5g/t gram gold x metre product and greater than 2.0 g/t gold.
A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 23.8% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Figure 2: Composite Long Section Looking Northwest and 9X Target Area Outlines

SW
NE
Mine Shaft
0 m
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
122-07B
10.3 / 1.0
122-10
13.7 / 44.9
incl 28.4 / 18.0
or 111.5 / 2.0
or 14.2 / 3.0
or 130.9 / 1.5
1
2
3
4
5
6
7
8
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63B
14.0 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

PR09-16                                    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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